UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CRM Holdings, Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G2554P103

(CUSIP Number)

Daniel G. Hickey, Jr.

70 Pond Hills Court

Pleasant Valley, NY  12569

With a copy to:

Dwight A. Kinsey, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue, Suite 1130

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2554P103

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel G. Hickey, Jr.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO and PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Bene- ficially Owned by Each Reporting Person With	7	Sole Voting Power 1,912,320

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,912,320

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,912,320

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.5%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed by Daniel G. Hickey, Jr. (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 6, 2006 with respect to his beneficial ownership of the common shares, par value $0.01 per share (the “Common Shares”), of CRM Holdings, Ltd., a Bermuda exempted holding company (the “Company”).  Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person may file a short form statement on Schedule 13G with the SEC, in lieu of a statement on Schedule 13D, with respect to the Reporting Person’s beneficial ownership, acquisitions and dispositions of the Common Shares, and the Reporting Person has determined to avail himself of this alternative.

Accordingly, the Reporting Person will file with the SEC a statement on Schedule 13G with respect to his beneficial ownership of Common Shares concurrently with this Amendment No. 1 to Schedule 13D, and the Reporting Person intends to continue to file statements on Schedule 13G in lieu of statements on Schedule 13D with respect to his future acquisitions and dispositions of Common Shares as long as he qualifies to do so under Section 13 of the Exchange Act and the rules promulgated thereunder by the SEC.

Item 1.          Security and Issuer.

This Amendment No. 1 to Schedule 13D relates to the Common Shares. The Company’s address is PO Box HM 2063, Hamilton HM 11, Bermuda.

Item 2.          Identity and Background.

This Amendment No. 1 to Schedule 13D is being filed by the Reporting Person.  The Reporting Person’s address is 70 Pond Hills Court, Pleasant Valley, NY 12869.  The Reporting Person is a U.S. citizen.

Effective March 13, 2009, the Reporting Person resigned as Chief Executive Officer and Chairman of the Board of Directors of the Company, its subsidiaries and affiliates, and as of such date the Reporting Person ceased to be an officer or director of the Company.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration

This Item is being amended to add the following paragraph:

The Reporting Person purchased 110,000 Common Shares on March 29, 2009 (as described in Item 5 (c) below) with personal funds.  On March 20, 2009, the Reporting Person acquired 46,040 Common Shares pursuant to a restricted stock grant from the Company that vested on March 20, 2009 in connection with the Reporting Person’s termination of employment with the Company.  These formerly restricted shares were part of a restricted stock grant made on January 18, 2008, with vesting in three equal increments commencing on the first anniversary of the date of grant.

Item 4.          Purpose of Transaction

This Item is being amended to add the following paragraph:

The securities of the Company reported hereunder as being held by the Reporting Person were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 5.          Interest in Securities of the Issuer.

(a)-(b)  See Rows 7 through 11 and 13 on page 2.

The percentage of class reported on Row 13 on page 2 is based on 16,299,679 Common Shares outstanding as of March 16, 2009 as reported on the cover page of the Form 10-K for the year ended December 31, 2008 filed with the SEC on March 19, 2009, plus 395,000 Common Shares issuable upon conversion of Class B shares of the Issuer held by the Reporting Person.

The Reporting Person owns 1,517,320 Common Shares and 395,000 Class B shares of the Issuer.  Subject to certain conditions, the Class B shares of the Issuer are convertible into Common Shares at the election of the Reporting Person on a one-for-one basis.  However, upon such conversion, the number of voting Common Shares held by the Reporting Person would be reduced to 9.9% of the total outstanding Common Shares and his Common Shares above such amount would automatically become non-voting.

(c)      The Reporting Person purchased 110,000 Common Shares in separate open-market transactions on March 24, 2009 for an aggregate purchase price of $70,452.16.  The range of prices for these shares was between $0.53 and $0.75 per share.  The weighted average purchase price for these shares was $0.64 per share.  The Reporting Person undertakes to provide the Staff of the SEC, the Company and to any security holder of the Company full information regarding the number of Common Shares purchased at each separate price upon request.

On March 20, 2009, the Reporting Person acquired 46,040 Common Shares pursuant to a restricted stock grant from the Company that vested on March 20, 2009 in connection with the Reporting Person’s termination of employment with the Company.  These formerly restricted shares were part of a restricted stock grant made on January 18, 2008, with vesting in three equal increments commencing on the first anniversary of the date of grant.

(d)                 N/A

(e)                 N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2009
Date
/s/ Daniel G. Hickey, Jr.
Signature
Daniel G. Hickey, Jr.
Name/Title